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                          March 24, 2022

       Laurence Reid, Ph.D.
       Chief Executive Officer
       Decibel Therapeutics, Inc.
       1325 Boylston Street, Suite 500
       Boston, MA 02215

                                                        Re: Decibel
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2022
                                                            File No. 333-263671

       Dear Dr. Reid:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Scott Lunin, Esq.